Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 under
the Securities Act of 1933
Registration Statement No. 333-134145

Allegiant Travel Company
Free Writing Prospectus Dated December 6, 2006

The information in this free writing prospectus supplements the information contained in, and should be read together with, the preliminary prospectus dated November 20, 2006.

Union Vote

On December 4, 2006, the National Mediation Board reported the vote by our flight attendants. The flight attendants rejected the proposal to be represented by a union.

Acquisition of Aircraft Off Lease

On December 1, 2006, we purchased three MD83 aircraft for $19.3 million with seller financing.  The aircraft were previously operated by us under operating leases.  The purchase price was paid with cash and  $16.5 million notes payable to the seller. The notes bear interest at 8.5% and are payable in monthly installments through 2011. The debt incurred is reflected in the pro forma column of the revised capitalization table on page 31 of the prospectus referred to below.

After these purchases, we now own 17 of the aircraft we operate, five of which are owned free and clear and 12 of which are owned subject to financing scheduled to be fully paid within the next five years.  Five additional aircraft are subject to capital leases, and two are subject to operating leases.

As a result of our aircraft purchases during 2006, the payments due under our operating leases will be reduced by $1.2 million in 2006, $4.6 million in 2007 and $1.9 million in 2008 and the payments due under our long-term debt obligations will be increased by the following amounts:  $4.4 million in 2006, $5.1 million in 2007, $5.2 million in 2008, $5.5 million in 2009, $5.5 million in 2010 and $7.6 million thereafter.

Discontinuance of Market

As a result of announced daily nonstop service by JetBlue Airways Corporation and AirTran Airways, Inc. between Newburgh, New York and our Florida destinations, we have decided to discontinue service from Newburgh effective January 2007.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement for this offering and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch & Co. toll-free at 1-866-500-5408.  You can access the registration statement (including the prospectus) by clicking on http://www.sec.gov/Archives/edgar/data/1362468/000104746906014791/a2171345zs-1a.htm.